SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2010

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

Release  |  Lisbon  |  17 July 2010

Portugal Telecom informs on expiration of Telefonica’s Offer

Portugal Telecom informs that, in reference to Telefonica’s offer to acquire the fifty-percent stake in Brasilcel, NV, held by Portugal Telecom (“Offer”), and following the Extraordinary Shareholders’ Meeting that took place on 30 June 2010, PT’s designated representatives engaged in negotiations with representatives of Telefonica, SA, (“Telefonica”) to analyse future options for Vivo and the Offer.

The negotiations with Telefonica progressed in a constructive manner and PT’s Board of Directors has been committed to using its best endeavours to conclude them in a way that satisfied the interests of all parties. For such purposes, and to continue working towards a positive outcome, the Board of Directors resolved yesterday to request formally a final extension of the validity of the Offer until 28 July 2010.

Notwithstanding negotiations with regard to the said final extension having occurred, Telefonica informed Portugal Telecom on 17 July 2010 that it did not accept the request from the Board of Directors of Portugal Telecom for a final extension of the validity of the Offer. The Offer thus expired at 23:59 of 16 July 2010.

A copy of both letters are attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Mr Cesar Allerta / Mr Julio Linares
Board of Directors of Telefónica SA
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain

Fax: 0034917271600

VIA FACSIMILE

Lisbon, 16 July 2010

Dear Sir,

In reference to Telefonica’s Offer (“Offer”) to acquire the fifty-percent stake in Brasilcel, NV, held by Portugal Telecom, SGPS, SA (“PT”), and following the Extraordinary Shareholders’ Meeting that took place on 30 June 2010, PT’s designated representatives have engaged in discussions with representatives of Telefónica, SA, (“Telefónica”) to analyse future options for Vivo and the Offer.

The discussions with Telefónica have progressed in a constructive manner and PT’s Board of Directors is committed to use its best endeavours to conclude them in a way that satisfies the interests of all parties. In light of this, and to continue working towards a positive outcome, the Board of Directors of PT has resolved today to request a final extension of the validity of the Offer until 28 July 2010.

Yours faithfully,

Conselho de Administraçăo

Portugal Telecom, SGPS, S.A.

Av. Fontes Pereira de Melo, 40 1069-300 Lisboa - Portugal
Tel (+351) 21 500 0768 Fax (+351) 21 359 1049	www.telecom.pt

To the attention of:

Mr. Henrique Granadeiro

Chairman of the Board of Directors of Portugal Telecom, SGPS S.A.

Mr. Zeinal Bava

Chief Executive Officer of Portugal Telecom, SGPS S.A.

The Board of Directors of Portugal Telecom, SGPS S.A.

Av. Fontes Pereira de Melo, 40

1069-300 Lisbon

July 17th, 2010

Dear Sirs,

In reference to your letter dated July 16, 2010 requesting a final extension until July 28, 2010 of the validity of the Telefónica’s offer to acquire 50% of the shares of Brasilcel, N.V. owned directly or indirectly by Portugal Telecom, SGPS S.A., as we have verbally communicated to you before the expiration of such offer, we hereby kindly confirm that the offer, in accordance with its terms and conditions, expired on July 16, 2010 at 23:59 h (Lisbon time).

Yours sincerely

TELEFÓNICA, S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2010

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.